UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-32929

POLYMET MINING CORP.

(Translation of registrant’s name into English)

1003 - 1177 West Hastings Street

Vancouver, B.C. Canada V6E 2K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Purchase Agreement

On October 31, 2008, PolyMet Mining Corp., a corporation existing under the laws of British Columbia (the “Company”), entered into a Purchase Agreement (the “Purchase Agreement”) with Poly Met Mining, Inc., a Minnesota corporation and a wholly-owned subsidiary of the Company (the “Issuer”), and Glencore AG, a corporation existing under the laws of Switzerland (the “Purchaser”), pursuant to which, among other things, (1) the Issuer agreed to issue Floating Rate Secured Debentures due September 30, 2011 (each, a “Debenture” and collectively, the “Debentures”) in five separate tranches, consisting of four Debentures in the aggregate principal amount of US$25,000,000 and a fifth Debenture in the principal amount of US$25,000,000, in each case to be issued and delivered by the Issuer and paid for by the Purchaser upon fulfillment or waiver of certain conditions set forth therein; (2) the Company agreed to issue (a) a warrant, exercisable from time to time (the “Exchange Warrant”), to purchase its common shares, without par value (the “Common Shares”), in an amount equal to the “Principal Amount” (as defined or to be defined in the Debentures) divided by the applicable exercise price, initially set at US$4.00, and (b) a warrant to purchase an aggregate of up to 6,250,000 Common Shares (the “Purchase Warrant” and together with the Exchange Warrant, the “Warrants”); and (3) the Purchaser agreed to pay the Issuer an aggregate of US$50,000,000 for all Debentures and the Company US$1 for each warrant.

Pursuant to Security Agreements between the Company and the Purchaser (the “Company Security Agreement”) and the Issuer and the Purchaser (the “Issuer Security Agreement” and together with the Company Security Agreement, the “Security Agreements”), each dated as of the date of the Purchase Agreement and made in favor of the Purchaser, the Issuer’s obligations under the Debentures are secured by, among other things, substantially all of the assets of the Company and substantially all of the assets of the Issuer, the Issuer’s interest in certain properties, and the Company’s holdings of all the issued and outstanding common stock of the Issuer. In addition, the Issuer’s payment or performance of any obligations arising under the Purchase Agreement, Debentures, Warrants, “Security Documents,” (as defined in the Purchase Agreement) and “Ancillary Agreements” (as defined in the Purchase Agreement) are guaranteed by the Company pursuant to a Parent Guarantee, dated as of the date of the Purchase Agreement (the “Parent Guarantee”).

The Company will use the proceeds from the issuance of the Debentures for initial capital and development costs associated with the “NorthMet Project” (as defined in the Purchase Agreement) in accordance with the “NorthMet Project Budget” (as defined in the Purchase Agreement).

Tranche A Debenture

The first Debenture in the principal amount of $7,500,000 (the “Tranche A Debenture”) was issued to the Purchaser on October 31, 2008. The Tranche A Debenture accrues interest at 7.20688% per annum until December 31, 2008. Thereafter, interest will accrue at a floating rate of LIBOR plus 4.0% per annum, such rate to be determined on March 31, June 30, September 30, and December 31 of each year. All interest accrued and unpaid is due on March 31, June 30, September 30, and December 31 of each year, commencing December 31, 2008. Until September 30, 2009, the Company may choose to make interest payments in cash or by capitalizing the interest to the principal. After September 30, 2009, the holder of the Tranche A Debenture (the “Holder”) may choose to receive interest payments in either cash or by capitalizing the interest to the principal. Interest payments, however, may not be in any combination of cash or capitalization of interest to the principal.

Generally, the Tranche A Debenture may not be redeemed or prepaid, in whole or in part. However, if the “Current Market Price” (as defined in the Exchange Warrant) of the Common Shares is equal to or greater than 150% of the exercise price of the Exchange Warrant, initially set at US$4.00, the Company may choose to redeem the Tranche A Debenture at a rate of (1) 105% of the principal balance during the period from October 1, 2009 to September 30, 2010 or (2) 102.5% of the principal balance during the period from October 1, 2010 to September 30, 2011. Upon a “Change in Control Transaction” (as defined in the Debenture), the Company must offer to redeem the Tranche A Debenture, in whole or in part at the Holder’s option, at a rate of 120% of the Principal Amount being redeemed. In addition, in the event that there is a “Failure to Agree,” which occurs when the Company and the Purchaser cannot agree on the terms, condition, and structure of the proposed Senior Construction Financing (which is debt taken on for the NorthMet Project that is, in aggregate, equal to or greater than $250,000,000, pursuant to which completion of the construction of the NorthMet Project may reasonably be expected), the Company shall fully redeem the Tranche A Debenture at a rate of 120% of the outstanding Principal Amount.

If during the term of the Tranche A Debenture the Issuer creates or acquires a subsidiary (evidenced by the Issuer’s ownership of 50% or more of the total combined voting power of all the equity classes of such entity) the Issuer must (1) provide the Purchaser with prior notice of such creation or acquisition; (2) cause any such relevant subsidiary to execute and deliver to the Holder a securities pledge agreement granting a 100% security interest in the equity securities of such subsidiary; and (3) cause the subsidiary to deliver to the Holder a guarantee and security of the nature contemplated by the Security Agreements (described below).

The Tranche A Debenture contains certain events of default that are customarily included in financings of this nature. If an event of default occurs, the Purchaser may declare all of the then outstanding Principal Amount of the Tranche A Debenture, including any accrued and unpaid interest, to be due and payable immediately. In the event of such acceleration, the amount due and owing to the Purchaser shall be 120% of the outstanding Principal Amount of the Tranche A Debenture held by the Holder (plus all accrued and unpaid interest, if any). If this amount is not paid within seven days of the Holder’s request, the Issuer will pay interest on such amount at a rate equal to the lower of 18% per annum of the highest rate permitted by law.

Tranche B Debenture, Tranche C Debenture and Tranche D Debenture

On each of December 15, 2008 (the “Tranche B Closing Date”), March 31, 2009 (the “Tranche C Closing Date”) and June 30, 2009 (the “Tranche D Closing Date”) the Issuer will, subject to certain conditions, issue to the Purchaser a Debenture in the principal amount of US$7,500,000 (the “Tranche B Debenture”), US$5,000,000 (the “Tranche C Debenture”) and US$5,000,000 (the “Tranche D Debenture”), respectively. The issuance of each of the Tranche B Debenture, Tranche C Debenture and Tranche D Debenture is subject to the fulfillment (or waiver by the Purchaser) of certain conditions, including, but not limited to, the following: (1) the capital expenditures and other expenses of the Company and the Issuer are in material compliance with the projections and planned expenditures that are set forth in the NorthMet Project Budget; (2) the representations and warranties of each of the Company and the Issuer set forth in the Purchase Agreement are true and correct as of the Tranche B Closing Date, Tranche C Closing Date and Tranche D Closing Date, as the case may be; (3) the continued compliance by the Company and the Issuer with all of their covenants and agreements in the Ancillary Agreements and the Security Documents as of the Tranche B Closing Date, Tranche C Closing Date and Tranche D Closing Date, as the case may be; (4) written confirmation from the Company that its obligations under the Parent Guarantee will remain in full force and effect following the issuance of the Tranche B Debenture, Tranche C Debenture or the Tranche D Debenture, as the case may be; (5) receipt by the Purchaser of customary officer’s certificates and opinions; (6) no Event of Default has occurred and is continuing as of the Tranche B Closing Date, Tranche C Closing Date and Tranche D Closing Date, as the case may be; and (7) no event has occurred or failed to occur since July 31, 2008 which has had or could reasonably be expected to have a material adverse effect on the Company or the Issuer. In addition, with respect to the issuance of the Tranche B Debenture, on the Tranche B Closing Date, the Issuer must have executed and registered the “Erie Plant Mortgage Amendment” (as defined in the Purchase Agreement) and the Purchaser must have received a signed binding commitment to issue title insurance in respect of the lands and premises described in, and that are the subject of, the “2006 Contracts for Deed” (as defined in the Purchase Agreement)

The terms of the Tranche B Debenture, Tranche C Debenture and Tranche D Debenture will be the same as the terms of the Tranche A Debenture.

Tranche E Debenture

On the date (the “Tranche E Closing Date”) that the certain conditions are fulfilled (or waived by the Purchaser), the Issuer will issue to the Purchaser a Debenture in the principal amount of US$25,000,000 (the “Tranche E Debenture”). The Tranche E Closing Date will occur upon the delivery by the Issuer to the Purchaser of a copy of a binding term sheet in respect of Senior Construction Financing from a bona fide source or sources which is satisfactory in form and substance to the Purchaser in its discretion, and the fulfillment (or waiver by Purchaser) of certain conditions, including, but not limited to, the following: (1) satisfaction of the Publication Condition (as defined in the Purchase Agreement; (2) the capital expenditures and other expenses of the Company and the Issuer are in material compliance with the projections and planned expenditures that are set forth in the NorthMet Project Budget; (3) the representations and warranties of each of the Company and the Issuer set forth in the Purchase Agreement are true and correct as of the Tranche E Closing Date; (4) the continued compliance by the Company and the Issuer of all of their covenants and agreements in the Ancillary Agreements and the Security Documents as of the Tranche E Closing Date; (5) written confirmation from the Company that its obligations under the Parent Guarantee will remain in full force and effect following the issuance of the Tranche E Debenture; (6) receipt by the Purchaser of customary officer’s certificates and opinions; (7) no Event of Default has occurred and is continuing as of the Tranche E Closing Date; and (8) no event has occurred or failed to occur since July 31, 2008 which has had or could reasonably be expected to have a material adverse effect on the Company or the Issuer; (9) the Issuer has executed and registered the NorthMet Lease Mortgage and the Additional Leased Lands Mortgage (as defined in the Purchase Agreement) in the principal amount of US$50,000,000; (10) the Purchaser has received a signed binding commitment to issue title insurance in respect of the leasehold interest of the Issuer in the real property that is mortgaged pursuant to the NorthMet Lease Mortgage and the Additional Leased Lands Mortgage providing for insurance of the NorthMet Lease Mortgage and the Additional Leased Lands Mortgage in the amount of US$50,000,000; and (11) the Tranche E Closing Date is on or prior to October 31, 2009.

The terms of the Tranche E Debenture will be the same as the terms of the Tranche A Debenture.

Warrants

The Exchange Warrant may be exercised into an amount of Common Shares equal to the Principal Amount divided by the exercise price, initially set at US$4.00 per share. The Exchange Warrant expires on September 30, 2011. Upon exercise of the Exchange Warrant, the warrantholder will pay the exercise price by assigning to the Company, in whole or in part, the Principal Amount of the Debentures in an amount equal to the exercise price. The Exchange Warrant cannot be assigned or transferred, in whole or in part, without the Company’s consent, except to a person who is the prior or concurrent transferee of all or a portion of the Principal Amount of the Debentures.

Under the Purchase Warrant, the Purchaser may purchase 6,250,000 Common Shares at an initial exercise price of (1) US$5.00 from October 31, 2008 until the date on which the NorthMet Project has produced 20,000 metric tons of marketable concentrate (the “Production Date”), and (2) US$6.00 on and after the Production Date. The Purchase Warrant expires on September 30, 2011. The Company may accelerate the expiration of the Purchase Warrant to a date not less than 21 days, which does not include a days on which the NYSE Alternext or other principal market or exchange on which the Common Shares are listed for trading (the “Principal Market”) is scheduled to close prior to its regular closing time, after fulfillment of the following conditions: (1) on or after January 1, 2009 through the Production Date the Current Market Price is at least US$7.50 or on or after the Production Date the Current Market Price is US$9.00, (2) the Common Shares into which the Purchase Warrant is exercisable (the “Purchase Warrant Shares”) are registered under an effective “Registration Statement” (as defined in the Registration Rights Agreement), (3) the Common Shares are listed for trading on the Principal Market and the Toronto Stock Exchange and the Purchase Warrant Shares are approved for listing on such markets, and (4) the exercise of all outstanding Warrants would not result in the imposition on the warrantholder of restrictions in trading the Common Shares or on the Company of any reporting requirement which was not in effect prior to the full exercise of the Warrants.

The exercise price of the Warrants will be adjusted and the number of Common Shares to be issued upon exercise of the Warrants will be adjusted upon the occurrence of, among other things, the payment of a “Dividend” (as defined in the Exchange Warrant), a Bonus Issue (as defined in the Exchange Warrant), a stock split or reverse stock split, or the merger or sale of the Company or a “Capital Reorganization” (as defined in the Exchange Warrant). In addition, the Warrants include certain anti-dilution provisions in connection with future issuances by the Company of securities which would entitle the holder to acquire Common Shares below the then applicable exercise price; provided, however, the number of Common Shares purchasable upon exercise of the Warrants shall not equal or exceed in the aggregate 20.0% of the number of Common Shares outstanding on October 30, 2008 (the date immediately preceding the date the Warrants were issued).

Registration Rights Agreement

Pursuant to the Purchase Agreement and the Warrants, the Company entered into a Registration Rights Agreement, dated as of the date of the Purchase Agreement (the “Registration Rights Agreement”), with the Purchaser, pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission (the “Commission”) a registration statement under the Securities Act of 1933, as amended (the “1933 Act”), on Form F-10, if the Company is eligible under the Multi-Jurisdictional Disclosure System (“MJDS”), or if Form F-10 is not available, then Form F-3 or other appropriate form of registration statement, or effect a registration for public offering in the United States and/or Canada, covering the resale of, among other things, the Common Shares into which the Warrants are exercisable and any other Common Shares issued or issuable (1) upon exercise of the Warrants, (2) upon distribution with respect to, or any exchange for or any replacement of, the Debentures or Warrants, or (3) upon any conversion, exercise or exchange of any securities issued in connection with any such distribution, exchange or replacement (the “Registrable Securities”) upon demand by the Purchaser. If the Company is eligible to file under the MJDS, then the Company shall also file a prospectus with the Canadian securities regulator. The Company shall use its reasonable best efforts to cause such registration declared effective as expeditiously as possible after filing.

Upon written request from the Purchasers of at least 50% of the Registable Securities, the Company must effect an unlimited number of registrations; provided, however, the Company is not obligated to effect (1) a registration covering Registrable Securities for an aggregate public offering price of less than US$5,000,000, (2) more than two registrations within any 12-month period, and (3) any registration at a time when the Company is keeping three such registrations effective. The Company will use its reasonable best efforts to keep each registration continuously effective until the earlier to occur of (i) the date that all the Registrable Securities have been sold and (ii) the date on which all Registrable Securities may be sold without restriction pursuant to Rule 144(b)(1) and no Debentures or Warrants remain outstanding.

Security Agreements

Pursuant to the Purchase Agreement, the Company entered into the Company Security Agreement, dated as of the date of the Purchase Agreement, in favor of the Purchaser, pursuant to which the Company granted the Purchaser a lien on and security interest in substantially all of its assets (the “Company Collateral”). This security interest will rank senior to all other security interests in the Company Collateral, except that the Purchaser will subordinate its lien priority to any Senior Construction Financing.

Pursuant to the Purchase Agreement, the Issuer entered into the Issuer Security Agreement, dated as of the date of the Purchase Agreement, in favor of the Purchaser, pursuant to which the Issuer granted the Purchaser a lien on and security interest in substantially all of its assets (the “Issuer Collateral”). This security interest will rank senior to all other security interests in the Issuer Collateral, except that the Purchaser will subordinate its lien priority to any Senior Construction Financing.

The Security Agreements contain certain events of default that are customarily included in financings of this nature. If an event of default occurs, the Purchaser may declare all of the then outstanding indebtedness and other liabilities and obligations of the Company to the Purchaser, arising out of or in any way connected to the Purchase Agreement, the Debentures, the Registration Rights Agreement, the Parent Guarantee, the “Ancillary Agreements” (as defined in the Purchase Agreement), and all other agreements, instruments, and documents executed by the Company and delivered in connection therewith (collectively, the “Agreements”) to be due and payable immediately.

In addition, pursuant to the Purchase Agreement and Company Security Agreement, the Company entered into the Parent Guarantee, dated as of the date of the Company Security Agreement, in favor of the Purchaser, pursuant to which the Company agreed to guarantee the obligations of the Issuer under the Purchase Agreement, the Debentures, the Warrants, the Security Documents (which include, among other things, the Security Agreements, the Guarantee, and the Pledge Agreement, as defined below) and the Ancillary Agreements.

Pursuant to the Purchase Agreement, the Company also entered into a Pledge Agreement (the “Pledge Agreement”), dated as of the date of the Purchase Agreement, in favor of the Purchaser, pursuant to which the Company has pledged 100% of the shares of stock and equity of the Issuer, that it owns now and in the future, as security for the Company’s obligations under the Agreements. Subject to an event of default, the Company retains voting and dividend and distribution rights on the pledged shares.

Other

The offering and sale of the Debentures and Warrants were made in a private sale in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act and Rule 506 of Regulation D, as promulgated by the Commission under the 1933 Act, and the exemption from the prospectus and registration requirements of Canadian Securities Laws provided under Section 2.10 of NI 45-106 and Instrument 71.205 of the British Columbia Securities Commission. This Current Report on Form 6-K shall not constitute an offer to sell, a solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.

Incorporation by Reference

Incorporated herein by reference are the following: the form of Purchase Agreement (Exhibit 1), the form of Tranche A Debenture (Exhibit 2), the form of Exercise Warrant (Exhibit 3), the Form of Purchase Warrant (Exhibit 4), the form of Registration Rights Agreement (Exhibit 5), the form of Parent Guarantee (Exhibit 6), the form of Company Security Agreement (Exhibit 7), the form of Issuer Security Agreement (Exhibit 8), and the form of Pledge Agreement (Exhibit 9). The respective descriptions of the form of Purchase Agreement, form of Tranche A Debenture, the form of Exercise Warrant, the form of Purchase Warrant, the form of Registration Rights Agreement, the form of Parent Guarantee, the form of Company Security Agreement, the form of Issuer Security Agreement, and the form of Pledge Agreement contained herein are brief summaries only and are qualified in their entirety by the respective terms of each document incorporated herein by reference.

A copy of the press release announcing the transaction is furnished as Exhibit 10 and is also incorporated herein by reference. The information contained in Exhibit 10 will not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

SUBMITTED HEREWITH

Exhibits

Exhibit 1	Form of Purchase Agreement
Exhibit 2	Form of Tranche A Debenture
Exhibit 3	Form of Exchange Warrant
Exhibit 4	Form of Purchase Warrant
Exhibit 5	Form of Registration Rights Agreement
Exhibit 6	Form of Parent Guarantee
Exhibit 7	Form of Company Security Agreement
Exhibit 8	Form of Issuer Security Agreement
Exhibit 9	Form of Pledge Agreement
Exhibit 10	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyMet Mining Corp.
(Registrant)

Date: November 14, 2008	By:	/s/ Douglas Newby
Name: Douglas Newby Title: Chief Financial Officer